24-10175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A
Amendment 1

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

MusicXoft, Inc.

(Exact name of issuer as specified in its charter

Florida

(State or other jurisdiction of incorporation or organization)

2636 Bent Hickory Circle, Longwood, FL 32779 407-929-4134

(Address including zip code, telephone number,
Including area code of issuer's principal executive office)

None

(Name, address, including zip code, and telephone number,
Including area code, of agent for service)

7372	38-3752301
(Primary standard industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) The issuers Directors:

Bruce M. Clark
2636 Bent Hickory Circle
Longwood, FL 32779

Robert M. Law
305 West Artesia Street
Oviedo, FL 32765

(b) The issuer's officers

Same as above

(c) The issuer's general partners

N/A

(d) Record owners of 5 percent or more of any class of the issuer's equity

Bruce M. Clark
2636 Bent Hickory Circle
Longwood, FL 32779

Robert M. Law
305 West Artesia Street
Oviedo, FL 32765

Nexshore, Ltd
Mysore, India

(e) Beneficial owners of 5%or more of any class of the issuer's equity securities.

None

(f) Promoters of the issue.

Founders

(g) Affiliates of the issuer

None

(h) Counsel to the issuer with respect to the proposed offering

TBD

(i) Each underwriter with respect to the proposed offering:

None

(j) The underwriters directors

N/A

(k) the underwriter's officers

N/A

(l) The underwriter's general partners

N/A

(m) Counsel to the underwriter

N/A

ITEM 2 Application of Rule 262

(a) The persons identified in response to Item I are not subject to any of the disqualification provisions set for the in Rule 262.

ITEM 3 Affiliate Sales

No part of this offering involves the resale of securities b affiliates of the issuer.

ITEM 4 Jurisdictions in Which Securities Are to be Offered

(a) The issue will not be sold by underwriters, dealers or salespersons.

(b) The issue will be sold in the United States in the following states. Florida, Georgia, Colorado, Mass and other states as registered.

ITEM 5 Unregistered Securities Issued or Sold Within One Year.

There have been no unregistered securities sold within one year of this offering.

ITEM 6 Other Present or Proposed Offerings

The issuer nor its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7 Marketing Arrangements

(a) There is no arrangement known to the issuer or to any person named in response to Item 1 above or the any selling security holder in the offering covered by the Form 1-A for any of the following purposes.

(1) To limit or restrict the sale of other securities of the same class as those t be offered for the period of distribution:

(2) To stabilize the market for any of the securities to be offered:

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of is participation.

ITEM 8 Relationship with Issuer of Experts Named in Offering Statement

There has not been in any respect any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or an any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director ,office or employee.

ITEM 9 Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

COVER PAGE
MusicXoft, Inc

Type of securities offered: Common
Maximum number of securities offered: 347,900
Minimum number of securities offered: 125,000 (No Actual Minimum)
Price per security: $ 1.00
Total proceeds: If maximum sold: $325,000
If minimum sold: $125,000
(For use of proceeds and offering expenses, see Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? %.	☐Yes ☒No
Is there other compensation to selling agent(s)?	☐Yes ☒No
Is there a finder's fee or similar payment to any person? (See Question No. 22)	☐Yes ☒No
Is there an escrow of proceeds until minimum is obtained? (See Question No. 26)	☐Yes ☒No
Is this offering limited to members of a special group, such as employees of the Company or individuals? (See Question No. 25	☐Yes ☒No
Is transfer of the securities restricted? (See Question No. 25)	☐Yes ☒No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FOR REGISTRATION

This Company:

- ☐ Has never conducted operations.
- ☒ Is in the development stage.
- ☐ Is currently conducting operations.
- ☐ Has shown a profit in the last fiscal year.
- ☐ Other (Specify):

(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Florida	EXEMPT	
Georgia	EXEMPT	
Colorado	EXEMPT	

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of 28 pages.

THE COMPANY

1. Exact corporation name: MusicXoft, Inc.
State and date of incorporation: Florida 2/20/2007
Street address of principal office: 2636 Bent Hickory Cir
Longwood, FL 32779
Company Telephone Number: (407) 929 4134
Fiscal year: December, 30

Person(s) to contact at Company with respect to offering:
Bruce M. (Monty) Clark
Telephone Number (if different from above): Same

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculation (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return). You should carefully consider the risks described below before making a decision to invest in our company. Our business, financial conditions or results of operations could be materially adversely affected by any of these risks as well as others. You should be able to bear a complete loss of your investment.

WE HAVE A VERY SHORT OPERATING HISTORY UPON WHICH YOU CAN EVALUATE US.

We have a very limited operating history, having commenced commercial operations in February, 2007. Accordingly, there are no meaningful financial results which you can use to evaluate the merits of making an investment in us. Our business prospects are subject to all the risks, expenses and uncertainties encountered by any new company, as well as the risks of operating in the rapidly evolving markets for singing software products and services. These risks include:

(1) Our market acceptance is less than expected. It is possible that our products will not be accepted by the market place in the forecasted time frame or in the volume we expect.

(2) Key employees leave or otherwise become incapacitated.

(3) Economic recession or other calamity. The uncertain times caused by the world wide war on terror could affect our business as it could any business. Other calamities could also affect our business.

(4) We don't earn appropriate financing or our finances are depleted faster than expected. We could run out of money and not be able to raise more.

(5) We overextend ourselves with too many product solutions. However we could make development strategic mistakes which would cost the company substantial time and money.

(6) Some of the statements under "Prospectus Summary," "Risk Factors," "Plan of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus. You are cautioned not to place undue reliance on any forward-looking statements.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT

CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.

(7) Because there is no public trading market for our common stock, you may not be able to resell your shares. Therefore there is no central place, like a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale. Therefore, you may not be able to resell your shares quickly.

(8) There is no minimum number of shares that must be sold even if we raise a nominal amount of money. We will not refund any funds to you. Any money we receive will be immediately absorbed by MusicXoft, Inc. We may not raise enough money to complete our software development. Money you invest is not refundable under any circumstances. Because there is no minimum number of shares that must be sold, and we will not refund any funds to you, it is possible that we may not raise enough funds to conduct our operations. If that happens, you will suffer a loss in the amount of your investment.

(9) You may be investing in a company that does not have or will not have adequate funds to conduct its operations.

NOTE: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Disclosure Document potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

MusicXoft is a high technology software development and system integration sales and marketing organization. We are focused on the music and singing industry. We produce simple, powerful and value priced Personal Computer Singing/Karaoke *Software*. Pre loaded CD+G/MP3+G song delivery and storage on computer hard drives and inexpensive PC hardware. Integrated, fully loaded turn key solutions. Touch screens within the venue for song and singer entry into the KJ's rotation. (Professional + Version). Full karaoke functionality for the IPOD and ZUNE platforms (Revision 2 or 3

(b) Describe <u>how</u> these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Our initial products are currently under development in Mysore, India. The products are approximately three months from initial introduction. We currently have "screen shots" and conceptual software architectures complete but not working prototype. Working prototype will be available during May,2007. Introduction will require a material amount of company resources in the amount of approximately $75,000. The company is dependent on our developmental contractor to complete our software development. We are also relying on the contractor for the quality and functionality of our products. We have a fixed price contract for the completed product with Nexshore Technologies of Mysore, India. Nextshore is a significant stockholder in MusicXoft, Inc.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

Today, equipment to play karaoke shows or personal karaoke is based almost entirely on outdated karaoke CD+G players. These players are like normal CD players but will also read and simultaneously display the timed un-scored lyrics to a song on a connected TV screen. These players are manufactured by the big named electronics manufacturers like Pioneer, SONY and by a variety of "off brand" manufacturers. Sometimes the player will have an automatic disc changer which picks out and loads the song disc into the player. Also there are "all in one players" which also have a built in TV and speakers. Theses players and related equipment cost from $500 up to several $1,000s. The world wide market for everything Karaoke is estimated at approximately $12 Billion + and continues to grow at approximately 16% per year. The world wide market for all things Karaoke is estimated at $12 billion and growing at 16% per year. According to *Japan Amusement Monthly* and reprinted in *"Karaoke around the world"* the Karaoke business in Japan sees annual sales in the US$10 billion range and is growing at approximately 15% per year. This estimate covers all things Karaoke including Karaoke players & music, peripheral devices, fees to sing at Karaoke Bars/Boxes and food and beverage at these venues. In Japan the Karaoke market is roughly divided into the "day" market which is supported by housewives, high school students and lunch time users, and the "night" market. Another market division is based on places: bars and clubs, karaoke boxes, restaurants and homes. In North America, bars and clubs, education, restaurants and homes make up the majority of the market. The Karaoke Box does not exist in any number outside of Japan and other than the home use, "night" users are predominate.
The worldwide market for our Karaoke software is segmented into three broad markets. Professional, Education and the Personal & Home amateur market. We are developing or plan to develop products that reach all segments of the market. We consider personal computers and personal hand held music devices to be "platforms" for our software offerings.

Songster Version 1
Competitive review Vs CompuHost & Hoster

Feature	MusicXoft Songster	CompuHost	Hoster
User friendly Interface	Creating a simple yet powerful GUI. Utilizing higher end graphic tools to maximize attractiveness	Good Integrated UI. All controls on same screen make it cluttered. Not user friendly.	UI lack some basic features like equalizer, User interface screen etc. Has an outdated graphic display.
Equalizer	The equalizer will have certain presets to make it easier to operate for non KJ s. It will display the output in form of sound wave equivalent graphics	Equalizer available. No presets found.	Equalizer not available
Ambient Screens	The player will have an ambient	No such technology	No such technology

	background technology that will alter the lyrics and background display format in accordance to the genre of the songs.		
Rotation Format	Visual Rotations with break point	Visual Rotations with break point	None
Filler tunes	Available	Available	Not Available
Skins	The player will have different screens based on different concepts	No such technology	No such technology
Audio bits/ video bits	Wide range of preset audio bits to add fun and color to the show	Same	No such technology
Play technology	Plays CD+G, MP3+G, and MIDI+G	Restricted to CDG , MP3G and WMAG format.	Can play any format
Ripper	Available	Available	Available
Fun facts (Displays certain facts as the most popular song etc. Over a period of a week/year.)	Not Available	Available	Available
Search	Superior search enabled which will search the song, album, lyrics, artist etc.	No search available	Search available, can search only file names, no lyrics search found.
Voting technology (only in party version and higher)	A 2 type voting technology, which will adjudicate the best singer of the party. Can vote by number of votes, or simple rating system	No voting	No voting
Tip Jar technology(Only in Professional Plus	A technology which will queue the singers based on the value of	No such technology available	No such technology available

version)	tips. For zero tips the time of the entry is accounted		
Synthesized audio streaming	Version specific audio output which will enhance the quality of sound	Single audio streaming format no special synthesis	Single audio streaming format no special synthesis
Language & culture localization	English first then 8 major world wide languages	No such technology available	No such technology available
Mixing technology	Available	Available	Available

Our strategy will work against competition for the following reasons.

- *Our in depth understanding of customer needs:* We are experts in Karaoke. We have followed the market since its inception. We understand the limitations of the current obsolete player hardware and the potential of the emerging PC based singing systems. We are long term system users.
- *Our Development Strategy:* All of our software will be developed in India. This allows us to develop powerful software products at a reduced cost. We will be able to react to market opportunities faster and with better products than our competition.
- *Our Product Strategy:* Our guiding product principal is to carry or add products that enable us to penetrate client organizations, and then to fully capitalize on the consequent relationships.
- *Our Product Mix:* We offer multiple software product solutions to satisfy customer's individual requirements.
- *Our Value Pricing*: We insure that our customers receive the best possible price for their purchases.
- *Our Unwavering Support:* We always support our customers. Good service is one of the foundations of MusicXoft.
- *Our Sales and Marketing Investments:* Our primary company investments are in our sales, marketing and product development departments. All of our employees work extra hard to provide the right technical solution, at the right time, to the right buyer, for the right price.

Note: Because this Disclosure Document focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question No. 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Our marketing strategy is heavily built around our portal. The MusicXoft portal well be a forum, a bolg, a information resource, a customer support tool, a selling tool and a product store. Our store will give the user an easy method for downloading our software, paying for the software and receiving the license keys necessary to run the software. We will not offer trial versions for an number of reasons. However, we will offer the free Songster Player in lieu of trial versions. This portal will be operational simultaneously with product release. Our pricing is built around value. We offer products that give our customers unparallel value for their money. While price is always a consideration for any product, we offer solutions that cannot be matched by competition – at any price.

MusicXoft will utilize a number of promotional Techniques. We will attend trade shows both as an exhibitor and as an attendee. We will hold singing contests worldwide. We will promote singers we discover. We will encourage all levels for participation from the young to the old. We will utilize direct and indirect telemarketing, direct mail and Ecommerce. We will use any and all promotion strategies that best fit the markets and products being promoted. We will market our products via Internet Portals, Dealers, Distributors, Retail at both Karaoke Shops, Traditional Music Stores and TV Shopping Networks. Our sales organization is the lifeblood of our company. Our capability to sell our products and to satisfy our customer business requirements is fundamental to our existence. MusicXoft's sales organization utilizes a direct outside sales force, an inside sales force, direct and contract telemarketing and a network of independent sales representatives, and the Internet for Ecommerce. We reward everyone in the company with commissions, bonuses and incentives based on overall company sales performance.

The worldwide market for our software is segmented into three broad markets. Professional, Education and the Personal & Home markets. We are developing or plan to develop products that reach all of these segments. We consider personal computers and personal hand held music devices to be "platforms" for our software offerings. We have no large existing sales contracts and no customer who totals more than 20% of our business.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of: 3/ 5/2007 (a recent date)	$ 0
As of: 3 / 5/2007 (one year earlier)	$ 0

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

There are no variations because we are an upstart company. We have no backlog. The size of our typical order is approximately $200. Our company sales are not seasonal and cyclical.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

At initial charter the company has two employees and we anticipating growing to twenty one in the next twelve months. We have no labor problems or collective bargaining agreements and do not anticipated any. The company will insure that each employee has significant stock options as a performance incentive.

<u>ACTIVITY</u>	Total 2007	Total 2008
GENERAL AND ADMINISTRATION:		
CEO	1	1
Administrative	1	1
Director Human Resources	0	0
Controller	0	0
Network Administrator	1	1

Administrative	0	0
Accounting Clerical	1	1
Secretary/Receptionist	0	0
Total General and Admin.	4	4
MARKETING, SALES AND SERVICE		
Promotions Director	1	1
Partner Program Dir	0	0
Consulting Integration Engineer	0	0
Director Product Marketing	0	0
Manager, Marketing Operations	0	0
Marcom/WEB/Graphics Arts Specialist	2	3
Sales, Internet, Dealers	3	3
Support Manager	0	0
Support Engr.	0	1
Telesales	2	4
Director Services	0	0
Technical Support	0	0
Order Administration	0	0
Sales Order Mgr	0	0
Clerical	0	0
Total Sales & Marketing	9	12
RESEARCH & DEVELOPMENT		
Vice President Dev	1	1
Development Mgrs	0	
SW Engineers	2	3
SW Support	0	0
Total Research & Development	3	4
SW MANUFACTURING		
Vice President Operations	1	1
Technical Documentation Spec.	1	1
Logistics Specialists	3	3
Total Manufacturing	5	5
TOTAL PERSONNEL	**21**	**25**

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company is headquartered in Orlando, Florida in office suite type facilities. Our R&D resources are located in Bangalore and Mysore, India. Most employees work from virtual offices using the Internet as their primary collaboration and management tool. Management feels that physical location is becoming less and less of an issue in today's Internet world.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Our business is dependent on patents, copyrights, trade secrets, know how or other proprietary information. We have taken the appropriate steps to protect our intellectual property.

(i) If the Company's business products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

We are not subject to material regulation by any level of government either foreign or domestic.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto.

The company has no subsidiaries

(k) Summarize the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Disclosure Document accordingly).

MusicXoft, Inc. is in the formulation stage and has no significant history.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should achieve in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Music Soft is a start-up organization with no significant history

Event or Milestone	Expected manner of occurrence or method of achievement	Date, or number of months after receipt of proceeds, when should be accomplished
(1) Development Spec's	Collaboration	Proceeds – one month
(2) Initial Product – Player +	Intensive software development	Proceeds + three months
(3) Portal complete	Intensive software development	Proceeds + three months
(4) Rev. One complete	Intensive software development	Proceeds + six months

(3) IPOD/ZUNE complete | Intensive software development | Proceeds + nine months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings last year? (If losses, show in parenthesis.)

Total $ 0 Per share based upon number of shares outstanding after this offering if all securities sold: $ 0

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalization, and use conversion or exercise price in lieu of offering price, if applicable.

<u>Offering Price Per Share</u> =
Net After-Tax Earnings (price/earnings multiple) NOT APPLICABLE
Last Year Per Share

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ 0 Per share based upon number of shares outstanding immediately prior to this offering: $ 0

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

There were no securities sold or offered in the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of options, warrants or rights and conversion of convertible securities.)

If the maximum is sold: 45.7%

If the minimum is sold: 17.6%

(b) What value is management attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If maximum is sold: $325,000

If minimum is sold: $125,000

(For above purposes, assume convertible securities are converted and outstanding options exercised in determining "shares")

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

	If Minimum Sold		**If Maximum Sold**	
	Amount	%	Amount	%
Total Proceeds	$125,000	100%	$325,000	100 %
Less: Offering Expenses				
Commissions and Finders Fees	$0		$0	
Legal & Accounting	$3,000		$3,000	
Copying & Advertising	$500		$500	
Other (Specify):	$500		$500	
Net Proceeds from Offering	**$121,000**	**97%**	**$ 321,000**	**98%**
Use of Net Proceeds				
Software & Website R&D	$50,000	71%	$125,000	39%
Employee Salaries	$ 25,000	20%	$ 40,000	12%
Marketing, Sales & PrOmo	$ 45,000	28%	$145,000	45%
Miscellaneous	$ 1,000	1.5%	$11,000	4%
Total Use of Net Proceeds	**$121,000**	**100%**	**$321,000**	**100%**

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

9. (a) If there are no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order or priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The funds will be uses as depicted in the chart above.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No Material amounts.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.

No material amounts

(c) If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amounts

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, monies loaned or advanced, or otherwise, explain:

No material amounts

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The company does not anticipate having any cash flow or liquidity problems if the maximum shares are sold or if the minimum shares are sold. We are not in breach of any debt what so ever. We have no trade payables. We have no legal judgments or liens against the company.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the company's cash requirements for the next 12 months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent practicable date and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Debt:	As of: 3/9/2007 (date)	Amount Outstanding As Adjusted Minimum	Maximum
Short-term debt (average interest rate %)	$ 0	$ 0	$0

Long-term debt (average interest rate %)	$0	$0	$0
Total Debt	$0	$0	$0
Stockholders equity (deficit):			
Preferred stock-par value x no. of outstanding shares (By class of preferred in order of preferences)			
	$0	$0	$0
	$0	$0	$0
	$0	$0	$0
Common stock-par value x no. of outstanding shares	$0	$125,000	$325,000
Additional paid in capital	$20,000	$20,000	$20,000
Retained earnings (deficit)	$0	$0	$0
Total stockholders equity (deficit)	$20,000	$145,000	$345,000
Total Capitalization	$20,000	$145,000	$345,000

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
N/A	0	N/A

Number of common shares authorized: 710,000 shares. Par value per share, if any: $

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

- ☒ Common Stock
- ☐ Preferred or Preference Stock
- ☐ Notes or Debentures
- ☐ Units of two or more type of securities composed of:
- ☐ Other:

15. These securities have:

Yes	No	
☐	☒	Cumulative voting rights
☐	☒	Other special voting rights
☐	☒	Preemptive rights to purchase in new issues of shares
☐	☒	Preference as to dividends or interest
☐	☒	Preference upon liquidation
☐	☒	Other special rights or preferences (specify):

Explain: N/A

16. Are the securities convertible? ☐Yes ☒No
If so, state conversion price or formula.
Date when conversion becomes effective: / /
Date when conversion expires: / /

17. (a) If securities are notes or other types of debt securities:
(1) What is the interest rate? N/A %
If interest rate is variable or multiple rates, describe:
(2) What is the maturity date? / /
If serial maturity dates, describe:

(3) Is there a mandatory sinking fund?
☐ Yes ☒No Describe:

(4) Is there a trust indenture? ☐Yes ☒No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? ☐Yes ☒No Describe, including redemption prices:

(6) Are the securities collateralized by real or personal property? ☐Yes ☒ No Describe:

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. NO

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $. How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ 0 .
How much indebtedness is junior (subordinated to the securities)? $ 0 .

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Actual		Last Fiscal Year Pro Forma Minimum	Maximum
"Earnings" = "Fixed Charges"		**This section is not applicable>**		

If no earnings, show "Fixed Charges" only

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: NO
Are unpaid dividends cumulative? ☐Yes ☒No
Are securities callable? ☐Yes ☒No

Explain:

Note: Attach to this Disclosure Document copies or a summary of the charter, by law or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $ 0 .

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: **NONE**
Address:

Telephone ( )

Name:
Address:

Telephone ( )

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Disclosure Document. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) **None**

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. **None**

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Bruce M. Clark
Address: 2636 Bent Hickory Cir
Longwood FL, 32779
Telephone (407) 929 4134

Name: Robert M. (Bob) Law
Address: 2636 Bent Hickory Cir
Longwood, FL 32779
Telephone (321) 948-3196

22. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

None apply

Will the certificates bear a legend notifying holders of such restrictions? ☐Yes ☒No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if the proceeds are escrowed until minimum proceeds are raised: Not Escrowed

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Funds will be used for operations and will not be returned to investors for any reason.

Will interest on proceeds during escrow period be paid to investors? ☐Yes ☒No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: None

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: None

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President & CEO

Name: Bruce M. Clark III Age: 60

Office Street Address: 2636 Bent Hickory Cir
Longwood, FL 32779
Telephone No.: (407) 929-4134

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Clark is a co-founder of the company and has been in his current position since January, 2007. Mr. Clark is also a member of the Board of Directors. Mr. Clark continues to be President and CEO of RedBolt Technologies, Inc. a large Florida based high tech reseller he co-founded in 2003 and grew to be the one of the largest PTC, Inc. resellers in the Southeastern United States. Mr. Clark recently finalized an agreement to merge RedBolt Technologies with a similar reseller based in New Jersey. Prior to RedBolt Technologies, Mr. Clark was Vice President of Sales and Marketing for Command Software Systems a leading Internet security software company where he dramatically increased sales and positioned the company for a successful sale. Prior to Command, Mr. Clark was Vice President of Sales and Marketing for EDS's Imageware Division where he drove the growth of the company's market-leading surfacing, reverse engineering and metrology software business. Mr. Clark participated as an integral part of the executive team positioning and negotiating the sale of Imageware, Inc. to SDRC (EDS). Prior to Imageware, Mr. Clark spent approximately one year at upstart Think3, Inc. Previously, Mr. Clark held various executive sales and marketing roles at PLM/CAD/CAM pioneer Computervision Corporation from 1981 to 1995, including National Sales Manager of Product Lifecycle Management (PLM). Mr. Clark began his career in computer and software sales at McDonnell Douglas Automation Company (now UGS) from 1976 to 1981. Mr. Clark is an accomplished musician and vocalist with many years of amateur and semi-professional experience. Mr. Clark received his BS in Industrial Management from Columbus University and The Georgia Institute of Technology, and is a graduate of The US Army Aviation School.

Education (degrees, schools, and dates):
BS, Columbus University 1974
Also a Director of the Company? [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:
100%

30. Chief Operating Officer: Title: COO

Name: Robert M. Law Age: 56

Office Street Address: 305 West Artesia Street
Oviedo, FL 32765
Telephone No.: (321) 948-3196

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Law is a co-founder of the company and has been in his current position since January, 2007. Mr. Law is also a member of the Board of Directors. Mr. Law continues to be Vice President Customer Support of RedBolt Technologies, Inc. a large Florida based high tech reseller he co-founded in 2003 and grew to be the one of the largest PTC, Inc. resellers in the Southeastern United States. Mr. Law has been in the High Tech industry for over 25 years. He began his career with GE as a Design Engineer where he developed many of the design automation techniques still in use at that company today. Mr. Law spent approximately eighteen years with PLM/CAD/CAM pioneer Computervision Corporation from 1980 through 1998 where he held a number of progressively responsible customer relationship roles beginning as a Marketing Support Representative and culminating as the National Support Director. Prior to joining RedBolt, Mr. Law spent several years with CAD/CAM upstart CadLab, and in a private consulting practice where he assisted prominent international companies such as Michelin, Boeing and others. Mr. Law is considered an authority in the utilization of computer technology in the product design automation process and holds two US patents in the field. Mr. Law is a graduate of The University of Vermont with a major in Aeronautical Engineering.

Education (degrees, schools, and dates):
BS University of Vermont 1978
Also a Director of the Company? ☐Yes ☒No
Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title:

Name: Bruce M Clark (same as above) Age:

Office Street Address:

Telephone No.: ( )

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company? ☐Yes ☐No
Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

There are two director currently with the company elected annually.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: N/A None at this time Age:

Office Street Address:

Telephone No.: ( )
Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
☒Yes ☐ No
Explain: See Items 20 & 30 above.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employer for conversion or theft of trade secrets, know-how or other proprietary information.

We have insured that there are no prior business relationships that will affect MusicXoft employee.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

All Management employees of MusicXoft have founded managed and successfully exited other start up businesses. Our experience in start up business spans many years beginning in 1996.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Our software development effort is being conducted by Nexshore Technologies of Mysore , India. This is a fixed price $75,000 contract for specific deliverables over a three and six month period. Management feels that the contractor is capable of handling the workload they have committed to within the committed time frame.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.

No insurance on any employee of officer of the company.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

None

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name:	Bruce M. Clark
Office Street Address:	2636 Bent Hickory Cir
Telephone No.	(407) 929- 4134
Principal occupation:	President & CEO MusicXoft, Inc.

Average Price	No. of Shares	No. of shares Held After Offering, if All

Class of Shares	Per Share	Now Held	% of Total	Securities Sold	% of Total
Common	$ .108	184,671	26%	184,671	26%

Name: Robert M. Law
Office Street Address: 305 West Artesia Street
Oviedo, FL 32765
Telephone No. (321) 948-3196
Principal occupation: VP Operations, MusicXoft, Inc.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of shares Held After Offering, if All Securities Sold	% of Total
Common	$ .112	177,429	25%	177,429	25%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 362,100 shares
(51% of total outstanding)

After offering: a) Assuming minimum securities sold: shares (51% of total outstanding)
b) Assuming maximum securities sold: shares (51% of total outstanding)

(Assume all options exercised and all convertible securities converted.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. NO

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. NO

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. NO

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other

Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer	$0	$0
Key Personnel:	$0	$0
Others:	$0	$0
Total:	$0	$0
Directors as a group (number of persons)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

The CEO and COO will each receive a salary of $50,000 per annum plus approximately a 20% uplift for benefits. This compensation will begin on approximately June 1,2007. Until then all employees will be non paid and will not accumulate any back pay. Other employees will be added according to Item # 3 (d)

(c) If any employment agreements exist or are contemplated, describe:

All officers have employment agreements that generally guarantee their employment and contain non- compete clauses for 2 years if they elect to leave the company voluntarily.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: shares (% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: NONE

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: NONE

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. Management will recommend for board approval all future stock purchase agreements, stock options, warrants or rights or rights

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

All officers have employment agreements that generally guarantee their employment and contain non-compete clauses for 2 years if they elect to leave the company voluntarily.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to

the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

NONE

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: N/A
Address:
Telephone No. ( )

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

44. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Disclosure Document not misleading or incomplete.

The success of MusicXoft is based upon several key factors.

- *Value Creation:* It is critical to our success that we create value for our customers, employees and investors through optimum alignment of the needs of each.
- *Quality Products:* Our software products are will be developed entirely off shore in India by highly regarded developers. Our costs will be lower and our market responsiveness higher.
- *Distributor Relationships:* We must aggressively develop and expand strong distributorship relationships.
- *Adequate and timely financial investments:* We must raise the necessary investment capital.
- *Execution of our plan:* We must effectively and relentlessly execute our plan.
- *Timely and quality product development:* We must constantly expand our portfolio of top quality products.
- *Infrastructure and organization development: We* must continue to enhance our management, administrative, sales and marketing team.

Our primary company objectives are to:

- Build brand name dominance in order to become the "absolute standard" in the industry.
- Develop quality software off shore in India and maintain tight cost controls.
- Deliver to our customer's rock solid technology solutions and capabilities of unmatched value.
- Capitalize on our success and use this as a catalyst for future success.
- Provide our investors with a superior financial return through close attention to revenue production at the lowest possible effective cost. Allow our investors to recover the value of their investment in four years or less.
- Provide our employees with a prosperous and growing business environment that encourages them to substantially benefit from their contributions.
- Gain a dominant market share in the products, geography, markets and customers where we have elected to participate.

- Drive innovative marketing programs and sales tactics that will speed up the buying and implementation process for our products, and bring value to our customers faster.

FINANCIAL STATEMENTS

46. Attach reviewed or audited financial statements for the last fiscal year and un-audited financial statements for any interim periods thereafter. If since the beginning of the last fiscal year the Company has acquired another business the assets or net income of which were in excess of 20% of those for the Company, show pro forma combined financial statements as if the acquisition had occurred at the beginning of the Company's last fiscal year.

MusicXoft had no revenues or expenses respectively prior to or during this period due to the start up nature of the company. Therefore no "Statement of Operations" (Income Statement) is included.

MusicXoft, Inc.
BALANCE SHEET
March 15, 2007

Assets	
Current Assets	
Cash & Equivalents	$18,780
Accounts Receivable	$0
Deposits	$0
Total Current Assets	$18,780
Other Assets	
Prop, Plant & Eqp. Net	$1,590
Intangible Assets, Net	$0
Total Assets	**$20,370**
Liabilities & S/H Equity	
Current Liabilities	
Accounts Payable	$19,120
Notes Payable – Current	$0
Accrued Liabilities	$400
Total Current Liabilities	$19,520
Other Liabilities	
Captl Lease Obligation	$1,600
Long Term Debt	$0
Stockholders' Equity	
Common & Pref Stock	$20,000
Retained Earnings	$-20,740
Total Liabilities & Stockholder Equity	**$20,370**

MusicXoft, Inc.
CASH FLOW STATEMENT
March, 15 2007

Beginning Cash	**$20,000**
After Tax Income	$20,740
Adjustments	

Working Capital	$19,520
Depreciation & Amortization	$200
Total Operating	$-1,210
Capital Expenditures	
Equipment	$-1,620
Facility Renovations	$0
Intangible Assets	$0
Total Capital Expenses	$-1,620
Net Financing	
Equity	$0
Debt	$0
Cash Flow	$1,220
Ending Cash	**$18,780**

The Company does hereby agree to provide to investors in this offering for five years (or such longer period as required by law) hereafter annual financial reports containing a balance sheet as of the end of the Company's fiscal year and a statement of income for said fiscal year, all prepared in accordance with generally accepted accounting principles and accompanied by an independent accountant's report. If the Company has more than 100 security holders at the end of the fiscal year, the financial statements shall be audited.

MANAGEMENT'S DISCUSSION AND ANALYSIS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.
We expect to incur some early loses from operations.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.
MusicXoft is a early stage company with no historical operating results.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: %. What is the anticipated gross margin for next year of operations? Approximately %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: %. Domestic government sales as a percent of total domestic sales for last fiscal year: %. Explain the nature of these sales, including any anticipated changes:
The company has had no sales to date.

SIGNATURES

A majority of the Directors and the Chief Executive and Financial Officers of the Company shall sign this Disclosure Document on behalf of the Company and by so doing thereby certify that each has made diligent efforts to verify the material accuracy and completeness of the information herein contained. By signing this Disclosure Document, the Chief Executive and Chief Financial Officers agree to make themselves, the Company's books and records, copies of any contract, lease or other document referred to in the Disclosure Document, or any other material contract or lease (including stock operations and employee benefit plans), except any proprietary or confidential portions hereof, and a set of the exhibits to this Disclosure Document, available to each investor prior to the time of investment, and to respond to questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

The Chief Financial Officer signing this form is hereby certifying that the financial statements submitted fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and period(s) indicated, all in accordance with generally accepted accounting principles consistently applied (except as stated in the notes thereto) and (with respect to year-end figures) including all adjustments necessary for fair presentation under the circumstances.

OFFICERS

Bruce M. Clark III
Title: President, CEO & CFO

Robert M. Law
Title: COO

DIRECTORS

Bruce M. Clark

Robert M. Law

PART III – EXHIBITS

SEE DETAILED FINANCIALS ATTACHED

END